

August 12, 2014

<u>Via E-mail</u>
James F. Schott
Chief Financial Officer
Integrys Energy Group Inc.
130 East Randolph Street
Chicago, IL 60601

James F. Schott
Chief Financial Officer
Wisconsin Public Service Corporation
700 North Adams Street
P.O. Box 19001
Green Bay, WI 54307-9001

> **Re: Integrys Energy Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed March 27, 2014**
> **File No. 1-11337**
>
> **Wisconsin Public Service Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-3016**

Dear Mr. Schott:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Integrys Energy Group Inc.</u>

<u>Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Item 8. Financial Statements and Supplementary Data, page 47</u>

1. Please quantify, on an absolute dollar basis, the revenue generated from both your products and services provided within your non-regulated businesses. Additionally, please tell us what consideration you gave to separately disclosing revenues and cost of revenues by products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X for your non-regulated businesses.

<u>Definitive Proxy Statement filed on Schedule 14A</u>

<u>Short-Term Incentive Compensation, page 47</u>

2. With a view towards enhancing future disclosure, please explain how you determine whether the various targets associated with the Environmental Impact, Customer Satisfaction – Utility Customers and Safety non-financial goals have been met. In doing so, please describe the extent to which each standard is objective or subjective and, if the former, please disclose targets and actual results for each goal. With respect to Wisconsin Public Service Corporation's annual report on Form 10-K, please also provide information responsive to this comment for Wisconsin Public Service Corporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Attorney, at (202)

551-3797 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief